Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

39 Weeks Ended
October 31,
2004
Income before provision for income taxes	$8,861
Add: Total fixed charges (per below)	10,787
Less:Capitalized interest	756

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$18,892

Ratio of earnings to fixed charges	1.75
Fixed charges:
Interest expense **	3,848
Capitalized interest	756
Estimate of interest included in rental expense ***	6,183

Total fixed charges	$10,787

**	Interest expense includes interest in association with debt and amortization of debt issuance costs.

***	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).